Exhibit 4.2

MOVADO GROUP, INC.

DESCRIPTION OF SECURITIES

      The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.01 per share, 30,000,000 shares of Class A Common Stock, par value $0.01 per share ("Class A Common Stock"), and 5,000,000 shares of preferred stock, par value $0.01 per share ("Preferred Stock"). The Common Stock is registered under Section 12 of the Securities and Exchange Act of 1934 and is listed on the New York Stock Exchange under the symbol “MOV”.

     The following summary description of the capital stock of the Company does not purport to be complete and is qualified in its entirety by reference to the Restated Certificate of Incorporation and Restated By-laws, copies of which are filed as Exhibits 3.1 and 3.2 to the Company’s annual report on Form 10-K, and to the New York Business Corporation Law.

COMMON STOCK

  Voting Rights

     Each share of Common Stock is entitled to one vote per share and each share of Class A Common Stock is entitled to 10 votes per share on all matters submitted to a vote of the shareholders.

  Dividends

     Subject to the rights of holders of Preferred Stock, if any, and subject to any other provisions of the Restated Certificate of Incorporation, holders of Common Stock and Class A Common Stock are entitled to receive such dividends and other distributions in cash, property or shares of stock of the Company as may be declared by the Board of Directors in its discretion from any assets of the Company legally available therefor. Shares of Common Stock and Class A Common Stock will share equally on a per share basis in any dividends declared by the Board of Directors.

  Convertibility

     Each holder of shares of Class A Common Stock is entitled to convert, at any time and from time to time, any and all such shares into the same number of shares of Common Stock. Each share of Class A Common Stock will be converted automatically into Common Stock in the event that the beneficial or record ownership of such share of Class A Common Stock is transferred (including, without limitation, by way of gift, settlement, will or intestacy) to any person or entity, except to certain family members or other affiliated persons deemed "Permitted Transferees" by the Restated Certificate of Incorporation. The Common Stock is not convertible.

  Liquidation Rights

     Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock and Class A Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.

  Other Provisions

     There are no preemptive rights to subscribe to any additional securities that the Company may issue, and there are no redemption provisions or sinking fund provisions applicable to the Common Stock or the Class A Common Stock nor is either class subject to calls or assessments by the Company. All outstanding shares are validly issued, fully paid and nonassessable.

PREFERRED STOCK

     The Board of Directors has the authority, without further action by the shareholders, to issue up to 5,000,000 shares of Preferred Stock in one or more classes or series and to fix the designations, preferences, privileges and restrictions granted to or imposed upon any unissued shares of Preferred Stock and to fix the number of shares constituting any series and the designations of such series. The issuance of Preferred Stock could adversely affect the voting power of the holders of any of the classes of capital stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and may have the effect of delaying, deferring or preventing a change in control of the Company.

CERTAIN PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BY-LAWS

     Pursuant to the Restated Certificate of Incorporation, directors can be removed from office only for cause and only by the affirmative vote of the holders of 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in an election of directors. Vacancies on the Board of Directors may be filled only by the remaining directors (even though less than a quorum) and not by the shareholders.

     The Restated Certificate of Incorporation and Restated By-Laws provide that special meetings of shareholders may be called only at the direction of the Board of Directors by resolution adopted by the affirmative vote of a majority of the entire Board or by the Chairman, the Vice Chairman, the Chief Executive Officer, the President or the Secretary. Shareholders are not permitted to call a special meeting or to require that the Board of Directors call a special meeting of shareholders. Certain of the provisions contained in the Restated Certificate of Incorporation may be amended only by the affirmative vote of the holders of 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in an election of directors.

     The Restated By-Laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors, as well as for other shareholder proposals to be considered at annual meetings of shareholders. In general, notice of intent to nominate a director or raise business at such meeting must be received by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting and must contain certain specified information concerning the person to be nominated or the matter to be brought before the meeting and concerning the stockholder submitting the proposal.

     The foregoing provisions of the Restated Certificate of Incorporation and the Restated By-Laws, together with the voting rights of the Class A Common Stock, could discourage or make more difficult a merger, tender offer or proxy contest, even if such provisions could be favorable to the interests of shareholders, and could potentially depress the market price of the Common

Stock.